March 25, 2021

Securities and Exchange Commission                VIA EDGAR and EMAIL
Office of Insurance Products
Attn: Alberto Zapata
100 “F” Street NE
Washington, D.C. 20549-8629

Re: Symetra Milestone VUL-G (File No. 333-213191)
    Symetra Separate Account SL (File No. 811-04909)
    Response to Comments to Post-Effective Amendment No. 8 on Form N-6

Dear Mr. Zapata:

Symetra Life Insurance Company (“Symetra Life”) and Symetra Separate Account SL (the “Registrant”) are submitting herewith a redline courtesy copy of Post-Effective Amendment No. 8 on Form N-6. This redline contains changes made in response to the Commission staff’s February 8, 2021 comments to the above-referenced filing on Form N-6. This responsive letter has been filed on EDGAR.

The following are the staff’s comments in bold followed by Symetra Life’s responses to those comments. Along with the changes made in response to staff comments, Symetra Life has also made other minor changes to the registration statement and those changes are described immediately following the responses to Commission staff comments.

1.Front Cover Page
a.Please revise the Front Cover Page to conform to the Form N-6 requirements, specifically removing the second paragraph disclosure and adding the full Rule 30e-3 legend.

•Symetra Life has moved the second paragraph to the back page of the prospectus under “Inquiries”. We have also added the full Rule 30e-3 legend to the Front Cover Page.

b.If different Cancellation Periods are used for different states, please confirm whether any state in which the product is sold uses Cancellation Periods less than 35 days. If Symetra Life uses a 35-day Cancellation Periods for all states, then delete the second sentence regarding Cancellation Periods of different lengths.

•Symetra Life confirms that Cancellation Period is 35 days, regardless of the state of issue. The Policy has been filed in all states using 35 days as the Cancellation Period. As such, Symetra Life has deleted the second sentence from the paragraph regarding state differences.

2.Important Information You Should Consider About the Policy

a.Please update the title of this section to conform to the Form N-6 requirements and consider shortening this section to be 3 pages or less.

•Symetra Life has made updates to the table in response to SEC comments as well as made some formatting changes which has resulted in this section being two and half pages long.

•To remain consistent with the Symetra Separate Account C registration statement (File No. 33-69712) filed on January 29, 2021 to which oral comments were received by the Commission’s staff on March 16,

Alberto Zapata
Securities and Exchange Commission
March 25, 2021

2021, Symetra Life has retitled this table as “Key Information” with the sub-heading “Important information you should consider about the Policy”.

b.In the section titled “Charges for Early Withdrawal”, please replace the term “investment” in the last sentence with face amount, premium payment or other appropriate term. In addition, please move the bullet point regarding the Withdrawal Processing Fee to this section.

•Symetra Life has revised the last sentence to replace the term “investment” with “Initial Specified Amount”. We have also moved the bullet point regarding the Withdrawal Processing Fee to this section.

c.Please remove the second paragraph under Ongoing Fees and Expenses, as it is not required disclosure under the Form N-6.

•Symetra Life has removed this disclosure.

d.In the Risks table, please update the cross references to the general risk section of the prospectus.

•Symetra Life has updated the cross references to the general policy risks section titled “Principal Risks of Investing in the Policy”.

e.Please redraft the Tax Implications section to conform to the Form N-6 requirements.

•Symetra Life has revised the tax implications section of the tax table to conform with the items on Form N-6.

f.In the “Conflicts of Interest” table, please replace the term “registered representative” with “investment professional”. Please also disclose if any additional forms of compensation are paid.

•Symetra Life has replaced the term “registered representative” with the term “investment professional” throughout this section. Symetra Life also confirms that no additional forms of compensation are paid in connection with the policy. We have removed the word “generally” from the last sentence of the first paragraph to address this point.

g.In the row regarding Exchanges, please revise the disclosure to address exchanges of the policy for another variable life insurance policy.

•Symetra Life has revised the disclosure in the Exchanges row to address exchanges of the Milestone VUL-G policy for another variable life insurance policy. The disclosure now reads:

An investment professional may have a financial incentive to offer You a new policy in the place of a policy You already own.

You should not exchange this Policy for a new one unless You determine, after comparing the features fees and risks of both policies, that the exchange is preferable for You.

3.Overview of the Policy
a.In the first paragraph under Premiums, please include disclosure pursuant to Item 3(b)(4) of the Form N-6.

•Symetra Life has added disclosure pursuant to Item 3(b)(4) of the Form N-6. The last sentence of the “Premiums” paragraph now reads:

Alberto Zapata
Securities and Exchange Commission
March 25, 2021

Payment of insufficient premiums may result in a Lapse of the Policy. However, failing to pay premiums alone will not cause the Policy to Lapse and paying planned premiums will not guarantee that the Policy will remain in force. For more information, see PREMIUMS.

b.Please remove the Income Tax Compliance Test disclosure found under “Death Benefits”. This is not required under the Form N-6 for this section.

•Symetra Life has removed the Income Tax Compliance Test disclosure from this section.

4.Fee Table
a.Please revise the Fee Table to include the Heading and Sub-headings required under the Form N-6 and consider relabeling the “Guaranteed Charge” column to indicate it is the Maximum Guaranteed Charge shown.

•Symetra Life has reformatted the Fee Table and included the required Headings and Sub-headings under the Form N-6. See the revised Fee Table under Attachment A of this letter.

b.Please delete footnote 1 under the “Transaction Fees” table as it is already disclosed in the heading to the table.

•Symetra Life has deleted footnote 1 to the Transaction Fee table.

c.Please disclose whether Premium Taxes are deducted and if they are, please add to the table.

•Symetra Life has added Premium Taxes to the Fee Table and disclosed the maximum amount of 3.5%.

d.Please note the Fee Table should disclose Annual Charges. As such, please revise the “Monthly Variable Policy Value Charge” to show annual charges or confirm supplementally the charges shown are on an annual basis.

•Symetra Life confirms that the Monthly Variable Policy Value Charges are shown on an annual basis. Further, we have renamed the charge “Variable Policy Value Charges” to be clearer.

e.Please revise the title of the Total Annual Fund Expenses table to conform to the Form N-6. If the Registrant charges a Platform Charge, please include the maximum Platform Charge when calculating the Annual Portfolio Company Expenses.

•Symetra Life has renamed the table to “Annual Portfolio Company Expenses”. Symetra Life confirms there are no Platform Charges associated with the Portfolio Companies available under the Policy.
5.Principal Risks of Investing in the Policy
a.Please revise the “Principal Risks of Investing in the Policy” section to conform to Item 5 of the Form N-6. In addition, please consolidate disclosure regarding risks into this section of the prospectus.

•Symetra Life has revised this section to conform to Item 5 of the Form N-6 and consolidated disclosure regarding risks into this section. Symetra Life has added disclosure regarding Risk of Loans, Risk of Limited Access to Cash Value, Risk of Adverse Tax Consequences, Risk of Adverse Tax Consequences of Lapse Protection Benefit Rider, Risk of Limits Imposed on Transfers and Risks Associated with the Company. See the Principal Risks of Investing in the Policy under Attachment B of this letter.

Alberto Zapata
Securities and Exchange Commission
March 25, 2021

6.Symetra Life, Symetra Separate Account SL, The General Account, The Fixed Account, and The Funds
a.In the General Account section, please move the last two sentences regarding insurance company risks to the “Principal Risks of Investing in the Policy” section.

•Symetra Life has removed the last two sentences of this section and moved them to the “Principal Risks of Investing in the Policy” section under a separate section titled “Risks Associated with the Company”. See the Principal Risks of Investing in the Policy under Attachment B of this letter.

b.In the section titled “The Funds”, please add disclosure pursuant to Item 6(c) of the Form N-6.

•Symetra Life has added disclosure pursuant to Item 6(c) of the Form N-6 to disclose that a Fund type will also be disclosed in Appendix A.

c.Please update all references to www.symetra.com to a web address that leads directly to the relevant web page.

•Symetra Life will update all Symetra web address links to a more specific web page www.symetra.com/regulatoryreports.

d.In the “Voting Rights” section, you state that Symetra Life may disregard Owner voting instructions, please disclose under what circumstances you would disregard such instructions.

•Symetra Life has added a sub section titled “Disregard of Voting Instructions” to disclose under what circumstances we would disregard voting instructions. The following disclosure has been added.

Disregard of Voting Instructions. Symetra Life may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause any Fund to make (or refrain from making) investments which would result in changes in the sub classification or investment objectives of the Fund. Symetra Life may also disapprove changes in the investment policy initiated by the owners or trustees of the Funds. Symetra Life will disapprove such changes if it believes disapproval is reasonable and it determines in good faith that the change would:

• violate state or federal law;
• be inconsistent with the investment objectives of the Funds; or
• vary from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives and underlying other variable policies offered by Symetra Life.

In the event that Symetra Life does disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual or annual report to Owners.

7.Charges and Fees
a.In the Surrender Charges section, please include a declining schedule for the surrender charge to show the impact over the surrender charge period.

•The surrender charge varies by Issue Age, risk class, and if permitted by state law, sex. For this reason, Symetra Life has included a schedule showing the declining surrender charge for Policy Years 1-15 for our representative policy owner, a 45 year-old Male, Standard Non-Tobacco user.

Alberto Zapata
Securities and Exchange Commission
March 25, 2021

b.Please disclose the dollar amount of the Withdrawal Processing Fee and Transfer Processing Fee in the disclosure in this section.

•Symetra Life has added the dollar amount of $25 for both the Withdrawal Processing Fee and Transfer Processing Fee.

8.Other Benefits Available Under the Policy
a.Please clarify in the opening paragraph that the benefits listed in the table are both standard and optional. In addition, for the benefits listed as standard, please consider revising the titles to not include the term “rider” or explain supplementally why the term rider is used with standard features.

•Symetra Life has revised the first sentence of this section to disclose the table lists both standard and optional benefits. In addition, the standard benefits include the term “rider” in the name due to the naming conventions used during the state filing process. Symetra Life has used the same terms here for consistency.

b.Pursuant to Item 11 of the Form N-6, please provide examples illustrating the operation of each benefit in a clear, concise, and understandable manner.

•Symetra Life has added an Appendix C to the prospectus disclosing the examples for each of the optional benefits available under the Policy.

9.Distribution of Policies
a.Please make clear under the Financial Statements paragraph that the financial statements will also be available on-line. In addition, the Financial Statements may be incorporated by reference to Form N-VPFS.

•Symetra Life has added disclosure that the financial statement will be available on-line at www.symetra.com/regulatoryreports. Symetra Life does not intend to incorporate by reference our Form N-VPFS filing for this section.

10.Statement of Additional Information (SAI)
a.Please include the prospectus date on the face page of the SAI.

•Symetra Life has added the prospectus date to the face page of the SAI.

b.Please delete the last sentence of the third paragraph under General Information.

•Symetra Life has deleted the last sentence of the third paragraph under General Information “This registration does not involve supervision of the management of the Variable Account or Symetra Life by the SEC.”

c.Please add a heading of “Non-Principal Risks” above the Cyber Security Risks disclosure.

•Symetra Life has added the heading “Non-Principal Risks” above Cyber Security Risks.

d.Please include as exhibits any Reinsurance Agreements as applicable.

•Symetra Life will file the reinsurance agreement between Symetra Life Insurance Company and M Financial Group as an exhibit in our next Post-Effective Amendment.

Alberto Zapata
Securities and Exchange Commission
March 25, 2021

11.Part C
a.Please include page numbers in the Part C.

•Symetra Life has added page numbers to the Part C.

b.Under Item 32, please include the noted Organization Chart.

•The organizational chart was inadvertently left out of the filing. We apologize for the oversight. Symetra Life will include the Organizational Chart under Item 32 in the next Post-Effective Amendment.

12.Initial Summary Prospectus (ISP)
a.Please make all corresponding changes and updates to the appropriate sections of the ISP.

•Symetra Life has made all corresponding changes to the ISP. The revised ISP will be filed as an exhibit in the next Post-Effective Amendment.

b.Please consider moving the Definitions to the back of the ISP.

•Symetra Life has moved the definitions section to the end of the ISP.

c.Please note, Form N-CEN filings can be incorporated by reference for Item 35.

•Symetra Life does not intend to incorporate by reference our Form N-CEN filing for this section.

Financial Statements, Exhibits, and Other Information
Symetra Life confirms that the financial statements, certain exhibits and other information not included in the registration statement will be filed by Post-Effective Amendment. In addition, we have made other minor changes to the registration statement such as revising our Definitions section to remove terms that are defined and used only in limited sections of the prospectus.

Please contact me at (425) 256-8884 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Rachel Dobrow Stone

Rachel Dobrow Stone
Senior Counsel

ATTACHMENT A:
Revised Fee Table to Symetra Milestone VUL-G (File No. 333-213191)
    Symetra Separate Account SL (File No. 811-04909)
    Revised in Response to Comments to Post-Effective Amendment No. 8 on Form N-6

FEE TABLE

The following tables describe the fees and charges that You will pay (directly or indirectly) when buying, owning and surrendering or making withdrawals from Your Policy. If the amount of the charge depends on the personal characteristics of the Insured, the fee table lists the minimum and maximum charges We assess under the Policy, as well as the fees and charges of a typical Insured, with the characteristics set forth in the table. These fees and charges may not be typical of the fees and charges that You will pay. Please refer to your Policy for information about the specific fees You will pay each year based on the options you have elected.
The first table describes the fees and charges that you will pay at the time you buy the Policy, pay premiums, make withdrawals from the Policy, surrender the Policy, or transfer Policy Value among the Subaccounts and (if available) the Fixed Account.
TRANSACTION FEES

Charge	When Charge is Deducted	For Policies Issued Prior to November 5, 2019	For Policies Issued on or after November 5, 2019
		Amount Deducted	Amount Deducted
PREMIUM CHARGE	Upon payment of each premium	15%	15%
PREMIUM TAXES	Upon payment of each premium	3.5%	3.5%
SURRENDER CHARGE (1)	At the time of any surrender during the first 15 Policy Years
Minimum and Maximum Charge		Minimum charge is $4.02 and maximum charge is $58.55 per $1,000 of Initial Specified Amount	Minimum charge is $3.46 maximum charge is $58.49 per $1,000 of Initial Specified Amount
Charge for 45-year old Male Standard Non-Tobacco user (2)		Charge is $39.97 per $1,000 of Initial Specified Amount	Charge is $36.25 per $1,000 of Initial Specified Amount
WITHDRAWAL PROCESSING FEE (3)	Upon each withdrawal	$25	$25
TRANSFER PROCESSING FEE (3)	Upon each transfer in excess of 24 transfers in a Policy Year	$25	$25
ADDITIONAL ILLUSTRATION CHARGE (3)	Upon request for more than one illustration in a Policy Year	$25	$25
(1)     A surrender charge is deducted if the Owner surrenders the Policy during the first 15 Policy years. This charge varies by Policy duration and the Issue Age, Risk Class and if permitted by state law, the sex of the Insured.
(2)    The rates shown are for a 45-year-old male standard non-tobacco user for the first Policy year only. The rates will change each Policy year thereafter to reflect the Insured’s Attained Age and Risk Class. For more information on the rate that would apply to You, please contact Your registered representative or Us at our Administrative Office.
(3)    This charge shown is the maximum charge. This charge is currently waived.

The next table describes the fees and charges that You will pay periodically during the time that You own the Policy, not including Portfolio Company fees and expenses.

PERIODIC CHARGES OTHER THAN ANNUAL FUND EXPENSES

Charge	When Charge is Deducted	For Policies Issued Prior to November 5, 2019	For Policies Issued on or after November 5, 2019
		Amount Deducted	Amount Deducted
BASE POLICY CHARGE
Cost of Insurance (without extra ratings) (2) (3)	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.04 and maximum charge is $83.33 per $1,000 of Net Amount at Risk	Minimum charge is $0.03 and maximum charge is $83.33 per $1,000 of Net Amount at Risk
Charge for 45-year old Male Standard Non-Tobacco user (1)		Charge is $0.19 per $1,000 of Net Amount at Risk	Charge is $0.15 per $1,000 of Net Amount at Risk
Variable Policy Value Charge % of Variable Policy Value	On the Policy Date and on each Monthly Anniversary Day	For all Policy Years: 0.075% of Variable Policy Value	For all Policy Years: 0.075% of Variable Policy Value
Expense Charge	On the Policy Date and on each Monthly Anniversary Day for Policy Years 1-20
Minimum and Maximum Charge		Minimum charge is $0.03 and maximum charge is $2.17 per $1,000 of Initial Specified Amount	Minimum charge is $0.03 and maximum charge is $2.17 per $1,000 of Initial Specified Amount
Charge for 45-year old Male Standard Non-Tobacco user (1)		Charge is $0.23 per $1,000 of Initial Specified Amount	Charge is $0.23 per $1,000 of Initial Specified Amount
Administrative Charge	On the Policy Date and on each Monthly Anniversary Day	$60	$60
Loan Interest Spread	On each Policy Anniversary, or earlier, as applicable	1%	1%
OPTIONAL BENEFIT CHARGES
Lapse Protection Benefit Rider Expense Charge	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.11 and maximum charge is $0.97 per $1,000 of Initial Specified Amount	Minimum charge is $0.11 and maximum charge is $0.97 per $1,000 of Initial Specified Amount
Charge for 45-year old Male Standard Non-Tobacco user (1)		Charge is $0.32 per $1,000 of Initial Specified Amount	Charge is $0.32 per $1,000 of Initial Specified Amount
Accelerated Death Benefit for Chronic Illness Plus Rider	On the Policy Date and on each Monthly Anniversary Day	Minimum charge is $0.00 and maximum charge is $4.62 per $1,000 of Net Amount at Risk	Minimum charge is $0.00 and maximum charge is $4.62 per $1,000 of Net Amount at Risk
Minimum and Maximum Charge		Minimum charge is $0.00 and maximum charge is $4.62 per $1,000 of Net Amount at Risk	Minimum charge is $0.00 and maximum charge is $4.62 per $1,000 of Net Amount at Risk
Charge for 45-year old Male Standard Non-Tobacco user (1)	For Policy Year 1	Charge is $0.02 per $1,000 of Net Amount at Risk	Charge is $0.02 per $1,000 of Net Amount at Risk

(1)     The rates shown are for a 45-year-old male standard non-tobacco user for the first Policy Year only. The rates will change each Policy year thereafter to reflect the Insured’s Attained Age and Risk Class. For more information on the rate that would apply to You, please contact Your registered representative or Us at our Administrative Office.
(2)    Current cost of insurance rates vary and may change based on a number of factors. See “Monthly Cost of Insurance Charge” in CHARGES AND FEES. The cost of insurance charges shown in the table likely do not represent the charges You will pay. For Policies issued prior to November 5, 2019, the Guaranteed and Current charges may be higher due to the mortality tables used. For more information on the Cost of Insurance Charge that would apply to You, please contact Your registered representative or Us at our Administrative Office.

(3)     We may place an Insured in a substandard Risk Class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. For certain Risk Classes, We may add a surcharge to the cost of insurance rates.

ANNUAL FUND EXPENSES
The Total Annual Fund Expense Table shows the minimum and maximum total operating expenses (before any fee waiver or expense reimbursement) charged by any of the Funds that You may pay periodically during the time You own a Policy. These expenses may be different in the future. A complete list of Funds available under the Policy, including their annual expenses, may be found at the back of this document in APPENDIX A: FUNDS AVAILABLE UNDER THE POLICY.

Total Annual Fund Expenses	Minimum	Maximum
Total Annual Fund Expenses (total of all expenses that are deducted from Fund assets, including management fees, distribution (12b-1) fees and other expenses)	0.13%	0.17%

ATTACHMENT B:
Revised "Principal Risks of Investing in the Policy" section of Symetra Milestone VUL-G (File No. 333-213191)
    Symetra Separate Account SL (File No. 811-04909)
    Revised in Response to Comments to Post-Effective Amendment No. 8 on Form N-6

PRINCIPAL RISKS OF INVESTING IN THE POLICY

POLICY RISKS
Investment Risk. You may allocate Your Policy Value to one or more of the Subaccounts, each of which invests in a designated Fund. Depending upon market conditions, You can make or lose Policy Value in any of these Subaccounts; Your Policy Value will increase or decrease as a result of investment performance. If investment performance is very poor, You could lose everything that You invest and Your Policy could Lapse without value. There is no assurance that any Fund will achieve its stated objective.

Owners who do not keep the Lapse Protection Benefit Rider in force may also allocate Net Premium or Policy Value to the Fixed Account, which credits guaranteed interest. Such Owners assume the risk that the interest rate We credit on Fixed Policy Value may decrease, although it will never be less than an annual effective guaranteed interest rate of 1%.

Risk of Lapse. Net Premiums that do not offset prior Monthly Deductions, poor Subaccount investment performance, withdrawals, and unpaid loans and loan interest, may cause a Policy to Lapse, which means that You will no longer have insurance coverage. If the Lapse Protection Benefit Rider is in effect, Your Policy will remain in force as long as the requirements of that Rider are met. Decreases in premium payments, not paying planned premium according to the illustrated schedule, decreasing the Specified Amount, and taking loans or withdrawals will all reduce the Lapse Protection Value, in some cases by substantially more than the amount of the loan or the withdrawal, which and may significantly shorten the length of the guarantee provided under the Lapse Protection Benefit Rider. Without the Lapse Protection Benefit Rider, Your Policy will remain in force only as long as the Net Surrender Value is sufficient to cover Your Monthly Deductions. A Policy Lapse may have adverse tax consequences.

Risk of Withdrawals or Surrender. The Policy is designed to help meet long-term financial objectives by paying a Death Benefit to the named Beneficiary(ies). The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if You plan to withdraw money or surrender the Policy for short-term needs. You may pay substantial charges or tax penalties if You surrender or make withdrawals from Your Policy. Please discuss Your insurance needs and financial objectives with Your registered representative.

Risk of an Increase in Current Fees and Charges. Certain fees and charges are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed maximum levels. If fees and charges are increased, You may need to increase the amount and/or frequency of premiums to keep the Policy In Force. Because of its fees and charges (including the charges for the Lapse Protection Benefit Rider), it may not provide as great a growth in Policy Value as some other variable universal life insurance policies on the market today.

Risk of Loans. There are risks involved in taking a Policy loan, including possible adverse tax consequences. For example, if Your Policy is a MEC, the loan may be taxable and may be subject to a 10% tax penalty. If a loan is outstanding and Your Policy Lapses, the amount of any unpaid loans will be treated as a distribution and will be taxable to the extent of gain in the Policy. See “Modified Endowment Contracts” in TAXES for more information. You should consult a tax professional before taking out a Policy loan.

Risks of Limited Access to Cash Value. Withdrawals are not available in the first policy year; however, full surrenders are permitted. We reserve the right to reject a withdrawal request that would cause the Specified Amount of a Policy to be reduce below a minimum amount shown in Your Policy. The minimum withdrawal is $250 and the maximum withdrawal is Your Net Surrender Value minus three months' worth of Policy charges. There may be little to no cash value available for loans and withdrawals in the policy’s early years.

Risk of Adverse Tax Consequences. Certain transactions (including, but not limited to, withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances, your Policy may become a “Modified Endowment Contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC Policy are taxed as income first and recovery of cost basis, second. Also, distributions includible in income received before you attain age 59½ are subject to a 10% penalty tax. Existing tax laws that benefit this policy may change at any time.

Risk of Adverse Tax Consequences of Lapse Protection Benefit Rider. The Lapse protection benefits provided under the Rider will not be achieved if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Moreover, neither the Internal Revenue Service nor the courts have ruled on whether the Lapse Protection Benefit Rider will keep the Policy from lapsing for tax purposes, and that result may be subject to challenge by the IRS. In this respect, even with the Lapse Protection

Benefit Rider, there is a risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Policy’s cash value that could result in the Policy being treated for tax purposes as having Lapsed. In that event, a significant tax liability could arise when the Lapse is deemed to have occurred.

Risk of Limits Imposed on Transfers. We do not currently charge for transfers, but we reserve the right to charge up to $25 per transfer. We have adopted procedures to limit excessive transfer activity. In addition, each Fund may restrict or refuse certain transfers among, or purchases of shares in their Portfolios as a result of certain market timing activities. You should read each Fund’s prospectus for more details. The minimum amount you may transfer is $1,000. If, after the transfer, the amount remaining in the Subaccount(s) or the Fixed Account would be less than the minimum amount that may be transferred, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount. The maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year is the greater of (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Due to this limit, it could take a number of years to fully transfer or withdraw a current balance from the Fixed Account. We may also limit the number of investment options to which you may transfer cash value, and, under certain conditions, we may have to approve transfers to the Fixed Account.

Risks Associated with the Company. Investment in the Policy is subject to the risks related to Symetra Life. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Policy are subject to Our financial strength and claims paying ability. The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. We maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that we suffer financial impairment, based on certain risks in Our operations. For the Company, such risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on assets held in Our General Account, which include bonds, loans secured by mortgages, and equity securities, as well as the loss in value of these investments resulting from a loss in their market value.